H&E EQUIPMENT SERVICES, INC.

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

November 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Robert Shapiro and Lyn Shenk

Re:	H&E Equipment Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022 File No. 001-51759

Dear Mr. Shapiro and Ms. Shenk:

We are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 8, 2022, relating to the Annual Report of H&E Equipment Services, Inc. (the “Registrant”), on Form 10-K (File No. 001-51759) for the fiscal year ended December 31, 2021 filed with the Commission on February 24, 2022.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

1.
You disclose “Rental equipment time utilization as a percentage of original equipment cost was approximately 69.7% for the year ended December 31, 2021 compared to 62.9% in the year ended December 31, 2020, an increase of 6.8%, largely attributable to the increase in demand in the current year” as one of the primary drivers for the increase in equipment rentals. Please explain and disclose how this metric is determined and how variances in this utilization rate impacted your rental revenues for the year ended December 31, 2021. Refer to Item 303(b)(2)(i) of Regulation S-K and Staff Release 33-10751 on key performance indicators and metrics in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Registrant acknowledges the Staff’s comment and in future filings we intend to provide expanded disclosure regarding the time utilization metric in accordance with Staff Release 33-10751, including a clearer definition, how it is calculated and why it provides useful information to the investors. Rental equipment time utilization is a reflection of equipment usage based on customer demand. Time utilization is calculated as our fleet’s original equipment cost on-rent divided by our fleet’s total original equipment cost, averaged over the time period. Rental revenues are impacted by time utilization, rental rates, fleet mix, fleet size, the amount of equipment on re-rent and other variables. For the year ended December 31, 2021, rental revenues increased $71.9 million as compared to December 31, 2020. The increase was primarily related to time utilization. The 6.8% increase in rental equipment time utilization amounted to a rental revenue increase of approximately $59.2 million for the year ended December 31, 2021.

* * *

Should you have any questions concerning the above, please call the undersigned at (225) 571-5200.

Very truly yours,

/s/ Leslie S. Magee
Leslie S. Magee Chief Financial Officer

cc:	Derek M. Winokur, Esq., Dechert LLP